Exhibit 99.1

Media Contacts:
Sharon Ginga, Director of Corporate Communications
Optibase, Ltd.
011-972-9-9709-255
sharong@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE DEMOSTRATES WINNING IPTV SOLUTION AT TELCO TV

Mountain View, CA, November 6, 2006 – Optibase, Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions today announced that it will demonstrate its IPTV and digital video solutions at Telco TV 2006, November 6-8, 2006 in Dallas, Texas.

On display at the Optibase booth (#728) are the following:

— Optibase’s field proven, end to end solution for IPTV comprising Optibase’s carrier grade Media Gateway product family. Optibase combines superior products with expert integration, development and implementation services to provide tailor-made end to end IPTV solutions, designed for each operator’s particular needs. From satellite reception IRDs to the head-end and middleware through to the set up box at the end user, Optibase integrates all the key players in the IPTV ecosystem to ensure a high quality, reliable and cost effective IPTV system.

— The latest addition to Optibase’s family of IP streaming gateways, the MGW 230. A single-channel encoding and streaming platform, the MGW 230 includes key features such as composite video performance and SDI Video with embedded audio.

Adam Schadle, president of Optibase Inc., said, “At Telco TV, Optibase will showcase its flexible model design providing customers with future-proof video solutions to meet the evolving requirements of Telcos and service providers. Today, Optibase is channeling its vast expertise in the video arena to provide customized end to end IPTV solutions. Our Media Gateway platforms are designed to enable Telcos to build scalable, carrier grade IPTV solutions. Recent successful deployments attest to our ability to constantly provide the high quality products and solutions for which Optibase is renowned.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.